1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com

 Markley S. Roderick, Esquire
 Admitted in New Jersey & Pennsylvania
Direct Dial:  (856) 661-2265
Email:  mark.roderick@flastergreenberg.com

December 15, 2015

Sent by Email Only

Erin E. Martin
Special Counsel
Office of Financial Services
Securities and Exchange Commission
Washington, D.C. 20549
Email:  martine@sec.gov

Re:      American Homeowner Preservation, LLC, Series 2015A+
Draft Offering Statement on Form 1-A
Submitted November 5, 2015
CIK 0001653692

Dear Ms. Martin:

This is in response to your letter of December 2, 2015, a copy of which is enclosed for your reference. Also enclosed are blacklined versions of the Offering Circular and Investment Agreement, reflecting the changes we have made in response to your letter, each of which is described below.

Per the instructions in your letter, we are sending a copy of this letter to Hugh West.

Your Question #1

Please supplementally provide us with an organizational chart that shows the relationships between American Homeowner Preservation, LLC and the various entities discussed in the draft offering statement. Please clarify the services, if any, that such entities will provide and identify whether any of the entities are related to each other and explain how.

Erin E. Martin
Securities and Exchange Commission
December 14, 2015

Our Response:

The enclosed chart shows how each entity is owned and therefore how they are related.

American Homeowner Preservation Management, LLC is the Managing Member of the Company and manages all aspects of the Company’s business, as provided in the Operating Agreement.

American Homeowner Preservation Management, LLC has delegated responsibility and authority for making investment and trading decisions to AHP Capital Management LLC pursuant to an Investment Advisory and Management Services Agreement dated August 24, 2015.

Your Question #2.1

Disclose the basis for your statement that the Class A Interests have a five-year term and carry a 12% annual return. We are unable to locate these terms in either the Series Authorizing Resolution or the Amended and Restated Trust Agreement.

Our Response

Enclosed is a copy of the Series Authorizing Resolution.

Section 12 governs distributions. Section 12.1.1 provides that the first priority distribution is to Class A Members to the extent of the Class A Preferred Return, and section 12.2.1 defines “Class A Preferred Return” to mean “a compounded return of 12%.” Section 12.1.2 provides that the second priority distribution is to the Class A Members to return their capital. Taken together, these provisions give holders of the Class A Interests the right to a 12% annual return before any distributions are made to the holders of the Class M Interests.

Section 12.5 of the Series Authorizing Resolution provides that “The Managing Member shall endeavor to return the entire Capital Contribution of each Class A Member no later than the fifth (5th) anniversary of such Capital Contribution.

We have amended the Offering Circular to make specific reference to these provisions. See page 21 of the blacklined Offering Circular.

Erin E. Martin
Securities and Exchange Commission
December 14, 2015

Your Question #2.2

Explain in more detail how you intend to fund distributions to pay investors the specific return noted.

Our Response

In the “How We Decide How Much to Distribute” subsection of the “Securities Being Offered” section, beginning on page 22 of the blacklined Offering Circular, we describe how we calculate distributions. On page 18 of the blacklined Offering Circular, we have added a new subsection captioned “Our Revenue” to the “Our Company and Business” section.

Please note that Series 2015A+ will make distributions based only on the difference between its revenues and expenses. These distributions are not tied to any specific assets bearing any specific rates of return, as would be the case in a typical “asset-backed securities” transaction.

Your Question #2.3

Disclose whether investors will receive any interest in the trust to which you refer on page 18, or of any series of beneficial interests established by the trust.

Our Response

Investors will not receive any direct interest in the trust. The Company, and by extension Series 2015A+, owns such interests. We have clarified this point. See page 20 of the blacklined Offering Circular.

Your Question #2.4

Refer to the following statement on page 12: “On occasion, the Company might also acquire (i) direct interests in real estate, (ii) mortgage loans secured by more than four family homes, and/or (iii) and commercial loans.” Disclose the circumstances in which you might acquire such assets.

Our Response

We have clarified that purchasing such assets is in the sole discretion of the Investment Manager, based on market conditions. See page 12 of the blacklined Offering Circular.

Erin E. Martin
Securities and Exchange Commission
December 14, 2015

Your Question #2.5

Refer to the following statement on page 12: “Despite these occasional purchases, the Company expects that mortgage loans secured by one to four family homes will comprise more than 90% of its total portfolio.” Disclose whether there are any restrictions on your ability to modify this investment objective.

Our Response

We have clarified that there are no such restrictions. See page 12 of the blacklined Offering Circular.

Your Question #2.6

In addition to the order of priority for distribution, please also discuss differences between the Class A and Class M interests, if any.

Our Response

We have added such a discussion. See page 31 of the blacklined Offering Circular.

Your Question #3

We note that you intend to invest in real estate-related assets, such as mortgages. Please provide your detailed analysis as to how you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940 and how your investment strategy will support that exemption. Your analysis should include all facts upon which your determination is based. We may have further comments after reviewing your response.

Our Response

Series 2015A+ will always qualify for the exemption under section 3(c)(5)(C) of the Investment Company Act of 1940, which provides that an entity “primarily engaged” in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” will not be treated as an investment company.

As a starting place, 100% of the assets of Series 2015A+ will be “mortgages and other liens on and interests in real estate,” as described in the Offering Circular.

The Commission has taken the position that an issuer may rely on section 3(c)(5)(C) if:

•	At least 55% of its assets consist of “mortgages and other liens on and interests in real estate” (“Qualifying Interests”);

Erin E. Martin
Securities and Exchange Commission
December 14, 2015

•	At least an additional 25% of its assets consist of “real estate-type interests” (subject to proportionate reduction if greater than 55% of the issuer’s assets are Qualifying Interests); and

•	Not more than 20% of the issuer’s assets consist of other “miscellaneous investments.”

The Commission has also taken the position that fee interests in real estate, and mortgage loans “fully secured by real property” constitute Qualifying Interests. See Capital Trust, Inc., SEC Staff No-Action Letter (May 24, 2007).

In NAB Asset Corp., SEC Staff No-Action Letter (June 20, 1991), the Commission took the position that a mortgage loan would be treated as “fully secured by real property” where:

•	100% of the fair market value of the loan was secured by real estate at the time the issuer acquired the loan (the “Date of Purchase Test”); and

•	100% of the principal amount of the loan was secured by real estate at the time of origination (the “Date of Origination Test”).

For the reasons discussed below, all or substantially all of the mortgage loans acquired by Series 2015A+ will satisfy both the Date of Purchase Test and the Date of Origination Test and therefore should be treated as Qualifying Interests under these interpretations by the Commission. As a result, Series 2015A+ will satisfy all of the Commission’s stated requirements under section 3(c)(5)(C).

As described in the Offering Circular, Series 2015A+ intends to invest in distressed residential mortgage loans with outstanding principal balances of $100,000 or less, with the aim of achieving resolutions acceptable to both the homeowner and the Company. The Company intends to purchase mortgages from banks and other lenders, which will typically consist of U.S. residential mortgage loans secured by one-to-four-family homes. The Company might also acquire (i) direct interests in real estate, (ii) mortgage loans secured by more-than-four-family homes, and/or (iii) commercial loans, although the Company expects that at any given time more than 90% of its total portfolio will be comprised of mortgage loans secured by one-to-four-family homes.

The Company has developed a proprietary financial model used to price its bids, taking into account dozens of criteria as well as 3,000 state-level and 40,000 zip code-level data points. The primary purpose of the financial model, and indeed of the Company’s entire business model, is to ensure that every mortgage loan is purchased for a price significantly lower than the estimated value of the underlying real estate, i.e., that every loan satisfies the Date of Purchase Test.

Erin E. Martin
Securities and Exchange Commission
December 14, 2015

There are two ways that a specific loan might not satisfy the Date of Purchase Test. One is that the data was wrong and the Company pays too much for an individual loan. However, that possibility exists for every issuer in every transaction, including the issuer that was the subject of the NAB Asset Corp. No-Action Letter. An occasional discrepancy in data should have no bearing on whether an issuer qualifies under section 3(c)(5)(C).

The other way a specific loan might not satisfy the Date of Purchase Test is where the seller of a pool of mortgages demands that Series 2015A+ accept a handful of “underwater” loans as a condition of buying a much larger pool of “above water” loans. Even in this case, however, the vast majority of the loans would satisfy the Date of Purchase Test (far more than 55%), and all of the loans taken together – the vast majority of “above water” loans together with the handful of “underwater loans” – would satisfy the Date of Purchase Test.

The same is true for the Date of Origination Test. In the vast majority of cases – historically, the Company estimates it has been close to 100% of the time – the file will include an indication that the loan was fully secured at the time of origination. However, sometimes files are incomplete or even missing.

To address the Commission’s concerns, we have amended the Authorizing Resolution to provide that:

•	At least 95% of the assets of Series 2015A+ will consist of mortgages and other liens on and interests in real estate;

•
For at least 95% of the mortgage loans purchased by Series 2015A+, the Investment Manager must have a reasonable belief that 100% of the acquisition cost of the loan is secured by real estate at the time of purchase; and

•
No fewer than 95% of the mortgage loans purchased by Series 2015A+, by value, will include a written indication in the historic file indicating that the loan was 100% secured by real estate at the time of origination; and

•	Series 2015A+ will not purchase any mortgage loan where there is written indication in the historic file indicates that the loan was not 100% secured by real estate at the time of origination.

•	The Investment Manager shall take such other steps to ensure that the Fund is not treated as an investment company.

We have also made corresponding changes to the Offering Circular.

Thus, Series 2015A+ should at all times be primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate within the meaning of section 3(c)(5)(C).

Erin E. Martin
Securities and Exchange Commission
December 14, 2015

Finally, we note that Series 2015A+ does not operate as a typical investment company. As described in the Offering Circular, the Company has a dual purpose:  to generate a return for its investors and to allow American homeowners to keep their houses. Series 2015A+ will spend enormous effort trying to achieve the latter goal – speaking and working with homeowners about their personal situations in an effort to achieve a mutually acceptable outcome. As disclosed clearly in the Offering Circular, Series 2015A+ will not try to maximize its profits. We respectfully suggest that the purpose for which it was organized and the manner in which it will operate distinguishes Series 2015A+ from the kinds of investment vehicles typically subject to the Investment Company Act, even beyond the statutory exemption under section 3(c)(5)(C).

Your Question #4

Please tell is the basis for your assertion on page 10 that AHP Capital Management LLC “is currently exempt from registration as an investment adviser[.]”

Our Response

Under section 202(a)(11) of the Investment Adviser Act of 1940 (15 U.S.C. §80b-2(a)(11)) the term “investment adviser” means:

. . . .any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities. . . .

Under section 202(a)(18), the term “security” means:

. . . .any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

AHP Capital Management LLC provides advice with respect to the purchase of mortgage loans and other direct interests in real estate. It does not provide advice with respect to the purchase and sale of securities, within the meaning of the term “security” set forth above. Hence, it is not required to be registered as an investment adviser.

Erin E. Martin
Securities and Exchange Commission
December 14, 2015

Your Question #5

Please provide your analysis as to whether the Class A Interests would constitute “asset-backed securities” under Exchange Act Section 3(a)(79). In your analysis, please explain how the Class A Interest is not a security that “is collateralized by any type of self-liquidating financial asset (including a loan, lease, mortgage or other secured or unsecured receivable) that allows the holder of the security to receive payments that depend primarily on cash flow from the asset.” In the alternative, if the securities meet the Section 3(a)(79) definition, please revise your disclosure to explain how you will comply with Regulation RR (17 CFR 264).

Our Response

First, we note that the Class A Interests clearly are not “asset-backed securities” within the meaning of Regulation A, which relies on the definition set forth in Item 1101(c) of Regulation AB. We realize that the definition in section 3(a)(79)(A) of the Exchange Act is broader, but it nevertheless seems relevant that the Commission used the narrower definition for Regulation A.

Beyond that, we note that section 3(a)(79(A) was added to the Exchange Act by the Dodd-Frank Wall Street Reform and Consumer Protection Act in response to perceived deficiencies in a very specific market – the same market and the same deficiencies that the Commission itself sought to address with regulations proposed in April 2010. We respectfully submit that except on the most superficial level, the business that will be conducted by Series 2015A+ bears no resemblance to the market that Congress and the Commission have identified in the new rules.

The Commission describes that market as follows (https://www.sec.gov/spotlight/dodd-frank/assetbackedsecurities.shtml):

Asset-backed securities (ABS) are created by buying and bundling loans – such as residential mortgage loans, commercial loans or student loans – and creating securities backed by those assets, which are then sold to investors. Often, a bundle of loans is divided into separate securities with different levels of risk and returns. Payments on the loans are distributed to the holders of the lower-risk, lower-interest securities first, and then to the holders of the higher-risk securities.

Most public offerings of ABS are conducted through expedited SEC registration procedures known as “shelf offerings.” ABS offerings also are sold as private placements which are exempt from SEC registration. Privately-issued ABS are typically sold to large institutional investors known as qualified institutional buyers or QIBs.

During the financial crisis, ABS holders suffered significant losses. The crisis revealed that many investors were not fully aware of the risk in the underlying mortgages within the pools of securitized assets.

Erin E. Martin
Securities and Exchange Commission
December 14, 2015

Series 2015A+ will buy mortgage loans. Other than that, there are no similarities between Series 2015A+ and the market the Commission describes:

•
The AB market typically did not include non-performing loans. In fact, the pre-Dodd-Frank definition of “asset back securities” in Regulation AB excluded non-performing loans. In contrast, Series 2015A+ will invest exclusively in non-performing loans.

•
Likewise, the AB market typically (almost always) involved separating the underlying mortgages or other loans into separate “tranches,” each with varying levels of risk and returns, with payments being distributed first to holders of the lower-risk, lower-interest securities, then to holders of the next lowest-risk securities, and so on to the holders of highest-risk securities. The concept of tranches does not exist with the Class A Interests.

•
The returns on AB securities are typically tied to the returns of the underlying mortgages or other loans. In contrast, the holders of Class A Interests are entitled only to the distributions set forth in the Authorizing Resolution:  a 12% return with a five year term. These distributions are not tied to the returns from the mortgages and other assets owned by Series 2015A+ in any way.

•
In the typical AB financing, the purchaser of the asset pool obtains warranties from the seller, with the right to demand “replacement” loans in specified circumstances. In contrast, when Series 2015A+ buys loans, it does so “as is,” with very limited warranties and no right of replacement or substitution.

•
In the typical AB financing, as reflected in the new definition under section 3(a)(79(A), the securities are “collateralized.” Thus, the definition refers specifically to a collateralized mortgage obligation, a collateralized debt obligation, a collateralized bond obligation, etc. In contrast, the Class A Interests are not “collateralized” in any way. Holders of the Class A Interests cannot look to any specific assets or groups of assets for the payment of their return. They are non-collateralized, equity owners.

•	In the typical AB financing, the holder of the loans is passive. In contrast, Series 2015A+ will actively seek resolutions and accommodations with homeowners.

•
The Commission states accurately: “The crisis revealed that many investors were not fully aware of the risk in the underlying mortgages within the pools of securitized assets.” That was (and perhaps still is) true in a market where investors assume that all the loans in a portfolio are performing. It is simply not relevant to Series 2015A+, which is in the business of purchasing non-performing loans.

Erin E. Martin
Securities and Exchange Commission
December 14, 2015

The Commission has further described asset-backed securities as follows:

In a basic securitization structure, an entity, often a financial institution and commonly known as a “sponsor,” originates or otherwise acquires a pool of financial assets, such as mortgage loans, either directly or through an affiliate. It then sells the financial assets, again either directly or through an affiliate, to a specially created investment vehicle that issues securities “backed” or supported by those financial assets, which securities are “asset-backed securities.” Payment on the asset-backed securities depends primarily on the cash flows generated by the assets in the underlying pool and other rights designed to assure timely payment, such as liquidity facilities, guarantees or other features generally known as credit enhancements. The structure of asset-backed securities is intended, among other things, to insulate ABS investors from the corporate credit risk of the sponsor that originated or acquired the financial assets [. . . .] Because the issuing entity is designed to be a passive entity, one or more “servicers,” often affiliated with the sponsor, are generally necessary to collect payments from obligors of the pool assets, carry out the other important functions involved in administering the assets and to calculate and pay the amounts net of fees due to the investors that hold the asset-backed securities to the trustee, which actually makes the payments to investors.

As described by the Commission, and indeed as conceptualized in the financial industry, the characteristic features of asset-backed securities are:

•	Pooling of performing financial assets in order to diversify credit risk;

•	The issuance of series of “tranched” securities collateralized by the loan pool; and

•	The bankruptcy remoteness of the issuer entity, typically a passive special purpose trust.

Those features are very different a typical corporate security because, as the Commission itself recognizes, “[a]sset-backed securities and ABS issuers differ from corporate securities and operating companies.” See SEC Release Nos. 33-8518; 34-50905; File No. S7-21-04 (Effective March 8, 2005), available at: http://www.sec.gov/rules/final/33-8518.htm (last accessed Dec. 10, 2015).

The Class A Interests share none of these features. Far from a coincidence, this is because Series 2015A+ is simply not in the AB market, as identified by the Commission and Dodd-Frank.

Erin E. Martin
Securities and Exchange Commission
December 14, 2015

Your Question #6

Please review and revise your draft offering statement as applicable to comply with the disclosures outlined in Securities Act Industry Guide 5. If you believe certain items of the guide are not applicable to your offering, please explain your basis for such belief. For further guidance, see Securities Act Release No. 33-6900 and Question 128.06 of the Division’s “Securities Act Forms” Compliance and Disclosure Interpretations, available on our website.

Our Response

We prepared the Offering Circular intending to comply with Industry Guide 5 in all material respects, and for the reasons discussed below we believe it does comply, although we have added some disclosures to address your concerns. Before addressing specific disclosures, however, we respectfully make three points:

•
When preparing the Offering Circular, we took very seriously the Commission’s instructions to write clearly, in layman’s language, avoiding legal boilerplate and repetition. We wrote the Offering Circular to be read and understood by investors, and in some cases that meant deviating from stylized approaches that have characterized too many disclosure documents historically, leading to thick documents that are, frankly, unreadable and remain unread. We respectfully request that the Commission allow us some leeway to present information in a way that can be understood by “retail” investors.

•
While Industry Guide 5 calls for a rigid sequence of information, the instructions to Form 1-A provide that “Offering circulars need not follow the order of the items or the order of other requirements of the disclosure form except to the extent specifically provided.” We tried to follow that guideline, providing information in a sequence that seemed natural from an investor’s perspective.

•
Industry Guide 5 applies specifically to Real Estate Limited Partnerships, while Series 2015A+ bears almost no resemblance to a real estate limited partnership. We understand that the Commission has interpreted Industry Guide 5 to apply more broadly, including to privately-traded REITs. Nevertheless, the business to be conducted by Series 2015A+ and the business conducted by a traditional real estate limited partnership or a traditional REIT have very little in common. Therefore, from the perspective of trying to provide investors with the information they need to make an investment decision, we respectfully submit that Industry Guide 5 is not especially helpful.

With respect to the specific requirements of Industry Guide 5:

•	Section 1A: The disclosures on the cover page are succinct as possible.

Erin E. Martin
Securities and Exchange Commission
December 14, 2015

•
Section 1B:  The “How To Invest” and “Sale and Distribution of Securities” sections of the Offering Circular address these issues. We have added statements on the first page of the Offering Circular and in the “How To Invest” section stating that the minimum investment is $100.

•	Section 1C: We do not believe this tabular presentation is relevant in this offering.

•
Section 1D:  The cover page includes a statement about risks and refers the investor to the “Risks of Investing” section. We note, for example, that there are no material tax risks in this offering, as there could be in a typical real estate offering.

•	Section 2: There are no suitability standards in this offering. We have added a statement in the “How To Invest” section stating that anyone can invest, regardless of income or net worth.

•
Section 3:  This information – or the relevant part of it – is included in the Offering Circular, in the “Use of Proceeds” section and elsewhere, as clearly as we could present it. We note that some items, like the method of depreciation, are specific to real estate offerings but are not relevant to Series 2015A+. We have added an estimate of maximum leverage in the “Leverage” subsection of the “The Company and its Business” section.

•	Section 4: This information is included in the “Compensation of Directors and Executive Officers” section and repeated elsewhere.

•	Section 5: This information is included in the Offering Circular, including in the “Conflicts of Interest” subsection in the “Risks of Investing” section.

•	Section 6: This information is included in the “Exculpation and Indemnification” subsection in the “Governing Documents” section.

•
Section 7:  This information – or the relevant part of it – is included in the “Risks of Investing” section. We note again that a significant part of section 7 of Industry Guide 5 is devoted to tax risks, because there are (or once were) significant tax risks associated with most real estate limited partnerships. Among these was the very significant risk that the limited partnership could be re-characterized by the IRS as a corporation, leading to double-taxation (this risk has been eliminated by new IRS regulations). In contrast, there are no significant tax risks associated with Series 2015A+.

•	Section 8: The prior performance is set forth in the “Our Track Record So Far” subsection of the “The Company and its Business” section.

•	Section 9: This information is included in the Offering Circular, in the “The Company and its Business” section, the “Directors, Officers, and Significant Employees” section, and elsewhere.

Erin E. Martin
Securities and Exchange Commission
December 14, 2015

•	Section 10: This information is exhaustively presented in the “The Company and its Business” section.

•	Section 11: This information is included in the Offering Circular.

•	Section 12: This information is included in the “Federal Income Tax Consequences” section.

•	Section 13: This information is included in the “Glossary of Defined Terms” section.

•	Section 14: This information is included in the “Summary of Governing Documents” section.

•
Section 15:  The “Right to Information” subsection of the “Summary of Governing Documents” section describes the reports that will be provided to investors. We have augmented this subsection to refer to the reporting that may be required under Regulation A.

•
Section 16:  The limitations on transfer are described in the “Transfers” subsection of the “Summary of Governing Documents” section, in the “Transfers” subsection of the “Securities Being Offering” section, and in the “No Market For The Stock; Limits On Transferability” in the “Risks of Investing” section.

•	Section 17: A right of redemption is discussed in the “Limited Right of Liquidity” subsection in the “Securities Being Offered” section, and elsewhere.

•	Section 18: This information is included in the “Sale and Distribution of Securities” section.

•
Section 19:  We have revised the Offering Circular (specifically, the “Sale and Distribution of Securities” section) to further describe the promotional and sale materials we intend to use. Please also refer to our response to your Question No. 8, where we discuss our compliance with Rules 251(d), 254, and 255 with respect to such materials.

•	Section 20A: We do not believe this undertaking is relevant to Regulation A.

•	Section 20B: Although we believe the reporting requirements under Regulation A make this undertaking moot, we have added this undertaking to the Offering Circular.

•
Section 20C:  We do not believe this undertaking is relevant to Regulation A. As indicated above, we have augmented the “Right to Information” subsection of the “Summary of Governing Documents” section to refer to the reporting that may be required under Regulation A.

Erin E. Martin
Securities and Exchange Commission
December 14, 2015

•
Section 20D:  We do not believe this undertaking is relevant to this offering, where many mortgage loans and other assets will be required and the decision-making process as to how such assets are required has been clearly disclosed.

•	Section 20D: Series 2015A+ has not applied for any rulings from the IRS.

Your Question #7

Our Company and Business

Overview, page 9

We note that you refer to American Homeowner Preservation, LLC (“AHP”) as the “Company.” We also note from your disclosure on page F-7 (Note 1 – Nature of Operations) that you refer to AHP as the “Parent” and American Homeowner Preservation, LLC, Series 2015A+ (“Series 2015A+”) as the “Company.” Please revise your filing to consistently refer to AHP as the Parent or Company and use another term to refer to Series 2015A+.

Our Response

We have revised the Offering Circular to clarify the distinction between the Company and Series 2015A+, and to make clear that securities are being offered only by Series 2015A+.

Your Question #8

Sale and Distribution of Securities, page 26

We note the following statement on page 26: “We intend to advertise the Offering using the Site and through other means, including public advertisements and audio-visual materials . . . .” Please explain to us in detail how such communications would be compliant with Regulation A. See in particular Rules 251(d), 254 and 255 of Regulation A.

Our Response

We have amended the sentence you refer to as follows:

After the Offering has been “qualified” by the Securities and Exchange Commission, w~~W~~e intend to advertise the Offering using the Site and through other means, including public advertisements and audio-visual materials, in each case only as we authorize.

Thus, all advertising would take place after the Offering Statement has been qualified, and only as permitted by Rules 251(d), 254, and 255.

Erin E. Martin
Securities and Exchange Commission
December 14, 2015

Your Question #9

Financial Statements – Note 1 – Nature of Operations, page F-7

We note that AHP is a limited liability company and authorized to issue multiple series of limited liability interests; however the financial statements and related notes included in this offering statement are those of the Company (i.e., Series 2015A+). For purposes of SEC reporting, AHP is the sole registrant, not the individual series. Therefore, in addition to the Company’s financial statements presented:

•	please revise to include separate audited financial statements and related notes for AHP (i.e., consolidated financial statements of the parent); and

•
tell us if any other series created by the Company (e.g., Series 2013C, Series 2013D, Series 2014A, and Series 2014B, as discussed on page 11) have reporting obligations that would require separate financial statements and related notes to be included in this offering statement.

Refer to Question 104.01 of the Division’s “Securities Act Sections” Compliance and Disclosure Interpretations, available on our website.

Our Response

First, no other series created by the Company has any ongoing reporting obligations that require financial statements.

Second, and more generally, we respectfully submit that Series 2015A+ alone, and not the Company, is the sole registrant for purposes of this offering (as well as for purposes of ongoing SEC reporting), and, therefore, that only the financial statements of Series 2015A+ are required or relevant in this offering.

We believe Question 104.1 supports our view. There, the Commission held that a separate “series” of a statutory trust or limited partnership could not be a separate co-registrant unless it is a separate legal entity. Properly established and operated, a separate “series” within a Delaware limited liability company is treated as a separate legal entity – or at least as the functional equivalent of a separate legal entity – for all purposes, including tax purposes.

Erin E. Martin
Securities and Exchange Commission
December 14, 2015

Section 215(b) of the Delaware Limited Liability Company Act provides:

[I]n the event that a limited liability company agreement establishes or provides for the establishment of 1 or more series. . . .then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the limited liability company generally or any other series thereof, and, unless otherwise provided in the limited liability company agreement, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the limited liability company generally or any other series thereof shall be enforceable against the assets of such series.

Section 215(c) further provides that each series shall have the power and capacity to, in its own name, enter into contracts, hold title to assets, grant liens and security interests, and sue and be sued.

Separate assets and liabilities, and the right to enter into contracts and sue in its own name:  these are the attributes of a separate legal entity.

After going through this analysis, the Internal Revenue Service decided to treat each series as a separate entity for purposes of federal income taxation. See, e.g., PLR 200803004. Every state of which we are aware has taken the same position. For example, California imposes a separate corporate franchise tax on every series, not simply on the “parent.”

Under Delaware law, the investors in Series 2015A+ will have no interest in the assets of any other series of the Company or in the parent, and vice versa. Even if Series 2015A+ were bankrupt, neither its owners nor its creditors could look to the assets of other series even if the other series were flush with cash. Series 2015A+ also enjoys, by law, the power to enter into contracts, hold title to assets, grant liens and security interests, and sue and be sued. Under the Delaware statute, Series 2015A+ could even file a lawsuit against another series of the Company.

The investors in Series 2015A+ are in exactly the same position as if the Company created a new Delaware limited liability company and named it “Series 2015A+.” Indeed, the purpose of using a “series LLC” in Delaware an other states is simply to avoid the administrative inconvenience of forming new entities, while achieving legally the same result.

Designating Series 2015A+ as the sole registrant is therefore wholly consistent with Question 104.1. Most important, it comports with the practical reality that from the perspective of investors, the only financial statements that matter are the financial statements of Series 2015A+, and not the financial statements of any other series or the “parent” entity.

Erin E. Martin
Securities and Exchange Commission
December 14, 2015

Your Question #10

Financial Statements – Note 2 – Summary of Significant Accounting Policies

Revenue and Cost Recognition, page F-8

We note in the second paragraph on page 21 (How We Decide How Much To Distribute) that some expenses, like your office rent, are attributable to more than one series and that you allocate these expenses among the series in a way that you believe is fair. Please expand your disclosure here (and on page 21) to clearly explain your methodology for allocating such expenses, and include management’s assertion that the allocation method is reasonable and management’s estimate of what the expenses would have been on a stand-alone basis, if materially different.

Our Response

The Company has decided not to charges Series 2015A+ for any portion of these expenses. Instead, it will change the management fee structure. These changes are noted in the Offering Circular and in the financial statements.

Your Question #11

Financial Statements – Note 6 – Proposed Offering, page F-12

Please remove the disclaimer indicating that your financial statements should not be relied upon as a basis for determining the terms of the offering.

Our Response

The disclaimer has been removed.

Your Question #12

The offering statement must be signed not only by the issuer and its principal executive officer, but also the principal financial officer, the principal accounting officer and a majority of the members of its board of directors or other governing body. Please revise this section accordingly or advise. If an individual serves in more than one capacity, you may so indicate. Refer to Instruction 1 to the Signatures section in Form 1-A for additional guidance.

Our Response

Mr. Newberry is the Chief Executive Officer of the Company. The Company does not have a principal financial officer or a principal accounting officer.

The governing body of the Company is the Managing Member, and Mr. Newberry is the Manager of the Managing Member.

Erin E. Martin
Securities and Exchange Commission
December 14, 2015

Your Question #13

Exhibit 1A-6E – Investment Agreement

We note that Section 7.1 of the Investment Agreement requires an investor to acknowledge that it has “read all of the information in the Offering Circular, including all exhibits.” Please note that it is inappropriate to require investors to confirm that they have read the offering circular, and remove this requirement from the Investment Agreement.

Our Response

We have removed this representation (it was actually in section 7.2, not section 7.1). Please see the clean and blacklined versions of the Investment Agreement, enclosed.

Your Question #13

Exhibit 1A-6E – Investment Agreement

Refer to Section 8 of the Investment Agreement, which requires that an investor keep confidential information provided to them in your website and offering circular. Please explain to us in detail the relevance and appropriateness of this clause of the agreement. In addition, please tell us whether there is any material information on your website that is not in your offering circular.

Our Response

We have removed this representation. Please see the clean and blacklined versions of the Investment Agreement, enclosed.

*      *      *

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Markley S. Roderick

Enclosures
cc:  Jorge Newberry, CEO (sent via email with enclosures)